

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2021

Matthew Oppenheimer
Chief Executive Officer
Remitly Global, Inc.
1111 Third Avenue, Suite 2100
Seattle, WA 98101

> **Re: Remitly Global, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 21, 2021**
> **CIK No. 0001782170**

Dear Mr. Oppenheimer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

We Benefit from a Powerful Flywheel, page 7

1. We note your response to our prior comment 4 and reissue. In an appropriate place in your registration statement, disclose the underlying calculations that support your five-year LTV/CAC ratio of over 5x or, alternatively, please delete all references to the ratio.

We transfer large sums of customer funds daily, page 24

2. We note your response to our prior comment 7 and reissue in part. We note your disclosure that you have experienced transaction losses of 0.11% and 0.14% of total send volume in connection with such errors, fraud, and misconduct in 2019 and 2020,

respectively. Please revise to more directly tie these transaction losses to your financial statements and quantify the respective amounts as included within such financial statements.

A substantial amount of our revenue is derived from remittances to India, the Philippines and Mexico, page 45

3.   We note your response to our prior comment 9 and reissue in part. We note your disclosure that your revenue has been substantially derived from remittances to India, the Philippines and Mexico and that remittances sent to these three countries represented approximately 75% of your revenue and send volume in the year ended December 31, 2020. We also note that the remittance percentage to these three countries have been aggregated. With a review to revised disclosure, please advise if one geographic location represents a material portion of the 75% remittance percentage.

Principal Stockholders, page 156

4.   We note your response to our prior comment 14 and reissue. Please refer to footnote (10). Please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table. In this regard, please name the members of the management committee.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Disbursement Prefunding, page F-11

5.   We note your response and related revision to comment 17. Please tell us how you determined that disbursement prefunding amounts should be recognized as an asset if you do not have legal title to and ownership of such prefunded amounts.

Customer Support and Operations, page F-15

6.   We note your response to comment 18. Please revise the filing to disclose the detailed description of activities/duties performed by your customer service teams that was included in your response.

General and Administrative, page F-15

7.   We note your response and related revisions to comment 19, and we reissue our comment in part. Please tell us why you do not appear to allocate any depreciation and/or amortization expenses to transaction expenses, customer support and operations, and/or technology and development expenses, when presumably some of the underlying assets are used in these respective functions.

Technology and Development, page F-15

8.   We note your response and related revisions to comment 18. Please address the following:

- Whether research and development costs, as defined in ASC 730-10-55-1, are quantitatively material, and if so, why research and development costs are not material from a qualitative perspective given that true research and development costs have some future benefit not characteristic of a typical expense; and
- Whether you are able to reasonably identify or estimate research and development costs. If you are unable to identify or estimate research and development costs, please explain in detail the reasons for your inability.

You may contact Stephen Kim at 202-551-3291 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services